FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

Date: August 28, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1. English translation of a report of a change in a representative director submitted to the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

English translation of a report of a change in a representative director submitted to the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

1. Reason for Submission

Kyocera Corporation (the “Company”) hereby reports a change in its representative director in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2. Matters reported

1) Resigning representative director

Name (Date of birth)	New position as a director	New position as an executive officer	Former position as a director	Former position as an executive officer	Effective date of change	Shares of the Company owned as of August 28, 2009 (in thousands)

Yuzo Yamamura (December 4, 1941)	–	–	Vice Chairman and Representative Director	General Manager of Corporate Communication Equipment Group	August 31, 2009	82

Yuzo Yamamura will also resign from the office of Director and Executive Advisor of Kyocera Elco Corporation, a consolidated subsidiary of the Company, on August 31, 2009, and will assume the office of part-time Counselor to the company from September 1, 2009.